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ANNUAL ... PORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-25338~~ 8-65702

SEC MAIL PROCESSING RECEIVED FEB 25 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Skyway Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Ashley Drive, Suite 1210
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Crino (813) 318-9600
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Skyway Advisors, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DAVELIS C. GOUTOUFAS
MY COMMISSION EXPIRES
December 11, 2007
#DD 274499
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Skyway Advisors, LLC

Bryan L. Cino, President

Sworn to and subscribed before me this 14th day of February, 2004.

(Signature of Notary Public)

Personally known: X PROVIDED FCDL # C650 072 640 150

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Skyway Advisors, LLC
Tampa, Florida:

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC (the "Company") at December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 19, 2004

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

SKYWAY ADVISORS, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 51,656
Receivables	5,564
Furniture and equipment, net	17,101
Prepaid expenses and other assets	6,459
Total	$ 80,780
Liabilities and Members' Equity	
Liabilities -	
Accrued expenses and other liabilities	149
Economic dependence commitments and contingencies (Notes 2, 4 and 5)	
Members' equity	80,631
Total	$ 80,780

See accompanying Notes to Financial Statements.

SKYWAY ADVISORS, LLC

Statement of Income

Year Ended December 31, 2003

Revenues:	
Investment banking	$ 236,000
Other	50,949
Total revenues	286,949
Expenses:	
Finder's fees	114,826
Travel and marketing	15,265
Telephone and internet	12,964
Licenses and permits	3,141
Occupancy and equipment	2,533
Other	10,868
Total expenses	159,597
Net income	$ 127,352

See accompanying Notes to Financial Statements.

SKYWAY ADVISORS, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2003

	Total Members' Equity
Balance at December 31, 2002	$ 33,279
Net income	127,352
Distributions	(80,000)
Balance at December 31, 2003	$ 80,631

See accompanying Notes to Financial Statements.

SKYWAY ADVISORS, LLC

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 127,352
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,034
Decrease in receivables	2,936
Increase in prepaid expenses and other assets	(6,459)
Decrease in accrued expenses and other liabilities	(957)
Net cash provided by operating activities	128,906
Cash flows from investing activity-	
Purchases of furniture and equipment	(9,397)
Cash flows from financing activity-	
Distributions to members	(80,000)
Net increase in cash	39,509
Cash at beginning of year	12,147
Cash at end of year	$ 51,656

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

Skyway Advisors, LLC (the "Company") was organized on September 17, 2002. The Company provides investment banking and merger and acquisition advisory services and became a reporting broker dealer in April 2003. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes revenue from investment banking and advisory services upon completion of the related services.

Depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes. The Company has elected to be treated as a partnership for income tax reporting purposes. The net loss is allocated to the member and combined with other income and expenses of the member and included in the member's income tax return. The Company is not an income tax paying entity, thus no federal or state income taxes have been recorded in the financial statements.

(2) Furniture and Equipment

A summary of furniture and equipment at December 31, 2003 is as follows:

Furniture and equipment	$ 23,135
Less accumulated depreciation	6,034
Premises and equipment, net	$ 17,101

The Company leases its office facility under an operating lease. Lease payments may be adjusted annually for increases in real estate taxes and various operating expenses. Minimum future lease payments at December 31, 2003 were approximately as follows:

Year Ending December 31,	Amount
2004	$ 24,000
2005	24,000
2006	24,000
Total minimum lease payments	$ 72,000

(continued)

(3) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital, as defined by those rules. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. At December 31, 2003, the Company's net capital computed in accordance with the Rule of the Commission amounted to $51,507, which was $46,507 in excess of the Company's stated minimum net capital requirement of $5,000, and the ratio of aggregate indebtedness to net capital was 0 to 1.

(4) Economic Dependence

During the year ended December 31, 2003, the Company derived revenues from four primary customers, one of which aggregated 68% of total revenues.

(5) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

SKYWAY ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

NET CAPITAL		
Total Member's equity		$ 80,631
Deductions and/or changes:		
Receivables	$ 5,564	
Premises and equipment	17,101	
Prepaid expenses and other assets	6,459	
Total deductions	29,124	
Net capital		51,507
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)		$ 18
Minimum net capital required of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess capital		$ 46,507
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition - Accrued expenses and other liabilities		$ 149
Ratio aggregate indebtedness to net capital		.0 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 shown above to the computation included in amended Form X-17A-5 Part II as previously filed with the commission.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 19, 2004

Skyway Advisors, LLC
Tampa, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Skyway Advisors, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Hunt, Ortmann & Smith PA